UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

STAR SCIENTIFIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85517P101

(CUSIP Number)

December 31, 2013

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS John Joseph McKeon
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZEN OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,570,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,570,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,570,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.01%
12		TYPE OF REPORTING PERSON IN

ITEM 1.	(a) Name of Issuer:

Star Scientific, Inc. (the “Issuer”)

(b) Address of Issuer's Principal Executive Offices:

4470 Cox Road,

Glen Allen, Virginia, 23060

ITEM 2.	(a) Name of Person Filing:

John Joseph McKeon (the “Reporting Person”)

(b) Address or Principal Business Office:

The address for the Reporting Person is 15A Golf Village, Key Largo, Florida, 33037.

(c) Citizenship:

The Reporting Person is a citizen of the United States of America

(d) Title of Class of Securities:

Common stock, $0.0001 par value (“Common Stock”)

(e) CUSIP Number:

85517P101

ITEM 3.

Not applicable.

ITEM 4.	Ownership

(a) Amount beneficially owned: 13,570,000 shares of Common Stock.

(b) Percent of class: 8.01%, based on 169,300,000 shares of Common Stock outstanding.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,570,000 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of: 13,570,000 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

/s/ John Joseph McKeon
Name: John Joseph McKeon